401 9th Street, N.W., Suite 900

Washington, D.C. 20004

(202) 585-8000

FAX: (202) 585-8080

Lloyd H. Spencer, Esq.

Direct Dial: (202) 585-8303

Direct Fax: (866) 825-1990

E-Mail Address: lspencer@nixonpeabody.com

January 29, 2010

BY EDGAR AND HAND DELIVERY

Kathryn McHale, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bancorp Montana, Inc. Registration Statement on Form S-1 File No. 333-163790

Dear Ms. McHale:

This letter is submitted on behalf of Eagle Bancorp Montana, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form S-1 (File No. 333-163790) (the “Registration Statement”), as set forth in your letter to Peter J. Johnson dated January 13, 2010. We are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to such comments and for other necessary changes. We have included with this letter two copies of such filing, one of which has been marked to show changes from the Registration Statement as originally filed on December 17, 2009.

For reference purposes, the text of each comment contained in your letter dated January 13, 2010 has been reproduced herein, followed by the Company’s response. All references to page numbers in the text of this letter refer to pages in Amendment No. 1, as marked to show changes from the Registration Statement as originally filed on December 17, 2009.

Kathryn McHale, Esq.

Securities and Exchange Commission

January 29, 2010

General

1.	To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

RESPONSE: The exchange offer proxy statement/prospectus has been revised to reflect the Staff’s comments to the offering prospectus as applicable.

2.	Please file all missing exhibits with your next amendment.

RESPONSE: The Company has filed all missing exhibits with Amendment No. 1.

Offering Prospectus

General

3.	Please include a “Recent Developments” section in the forepart of the prospectus to update the financial information for any material changes in your financial condition, results of operations and performance, capital and asset quality ratios related to your most recent interim financial statements.

RESPONSE: Recent Developments disclosure has been added in accordance with the Staff’s comment. See page 23.

4.	Please use plain English and eliminate unnecessary and repetitive information from the prospectus cover page and the summary. Please review the cover page and the entire summary with a view towards revising your document to comply with this comment. See Rules 501 and 503 of Regulation S-K. See also A Plain English Handbook, which is available at www.sec.gov.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See cover page and summary section.

Cover Page

5.	Please confirm that you will not use the prospectus before the effective date of the registration statement. In the alternative, you may revise the cover page to include an appropriate “subject to completion” legend. See Item 501(b)(10) of Regulation S-K.

RESPONSE: The Company confirms that it will not use the prospectus before the effective date of the Registration Statement.

Kathryn McHale, Esq.

Securities and Exchange Commission

January 29, 2010

6.	If true, please revise the fourth paragraph to indicate that American Federal Savings Bank’s statement savings rate is subject to change at any time.

RESPONSE: The disclosure has been revised to provide that investment funds will earn interest at 0.30%. See the cover page.

Forward Looking Statement, page ii

7.	Move this section so that it appears after the Risk Factors section.

RESPONSE: The Forward Looking Statement section has been moved in accordance with the Staff’s comment. See page 20.

Summary

Our Competitive Strengths, page 2

8.	In the “Maintaining strong asset quality” subsection, please indicate the source of your information regarding non-performing asset ratios.

RESPONSE: The disclosure regarding non-performing asset ratios on page 2 has been revised to note the source for the statistical information.

How We Determined the Offering Range..., page 5

9.	Please elaborate on your board of directors’ belief that you would not be able to sell your shares at a price-to-book value and price-to-tangible book value that was in line with the peer group without unreasonably exceeding the peer group on a price-to-core earnings basis. Include a discussion of how that belief affected the offering range and exchange ratio that were selected.

RESPONSE: The disclosure on page 6 has been revised to delete the referenced sentence.

10.	Please include a lead-in to the chart on page 6 that describes what the chart shows.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment so that the paragraph prior to the chart provides a lead-in to the chart. See page 6.

Kathryn McHale, Esq.

Securities and Exchange Commission

January 29, 2010

Purchases and Ownership by our Officers and Directors, page 8

11.	Please include a cross-reference to the “Subscriptions by Executive Officers and Directors” section of the prospectus.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See page 7.

Benefits to Management and Potential Dilution..., page 8

12.	In the “Employee Stock Ownership Plan” subsection, please explain why the ESOP will have first priority to purchase shares over the maximum in the event you receive orders for more shares of common stock than the maximum of the offering range. In this regard, we note from your disclosure elsewhere that the ESOP has second priority rights in the subscription offering.

RESPONSE: Pursuant to 12 C.F.R. § 563b.380(b), if we receive orders for more shares of common stock than the maximum offering range and the OTS approves a revised offering range, the ESOP has rights to purchase up to a total of 10% of the shares of common stock sold in the offering. This right does not give the ESOP first priority subscription rights over Eligible Account Holders, but rather allocates unique subscription rights to the ESOP as a second-priority subscriber only in the event the maximum end of the range is increased. The disclosure on page 7 has been revised to indicate that this would reduce the number of shares available for allocation to eligible account holders.

13.	In the “Stock-Based Incentive Plan” subsection, please disclose your current intent with respect to the timing of implementation of the plan (i.e., before or after 12 months following completion of the conversion).

RESPONSE: The Company currently intends to adopt a new stock-based incentive plan within 12 months following completion of the offering although a final determination has not been made. The disclosure has been revised in accordance with the Staff’s comment. See page 8.

Market for Common Stock, page 10

14.	Please update this section to disclose the current status of your listing application with the NASDAQ Global Market.

RESPONSE: The Staff is advised that the Company has submitted its listing application to NASDAQ. The disclosure has been revised accordingly. See page 10.

Kathryn McHale, Esq.

Securities and Exchange Commission

January 29, 2010

Delivery of Stock Certificates, page 13

15.	Please indicate how soon after the offering closes your common stock will begin trading. Also provide a more precise indication as to how soon after the offering closes subscribers can expect to receive their stock certificates. Explain how a subscriber could sell his or her shares of common stock without having received the stock certificate.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See page 12.

Risk Factors

General

16.	Some of your risk factors make statements that “there can be no assurance” or use similar language regarding assurances that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

RESPONSE: The risk factors have been revised in accordance with the Staff’s comment. See pages 14 through 19.

A federal legislative proposal has been introduced…, page 17

17.	Please revise this risk factor to describe the material risks to investors that elimination of the Office of Thrift Supervision would precipitate.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See pages 16 and 17.

The ownership interest of management…, page 18

18.	Please include the maximum percentage of stock that management may control rather than just providing the percentage at the midpoint of the offering range.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. We disclosed the percentage of stock management may control at the minimum of the offering range because in such event management would own a higher percentage ownership of stock. See page 18.

Kathryn McHale, Esq.

Securities and Exchange Commission

January 29, 2010

Pro Forma Data, page 31

19.	Please elaborate on the reason for assuming that only one-third of the shares will be purchased in the subscription and community offerings.

RESPONSE: We have assumed that only one-third of the shares will be purchased in the subscription and community offerings based on conversations with Stifel Nicolaus, our marketing agent. See the revised disclosure on page 34.

20.	We note your pro forma adjustment five on page 34 adjusted the number of shares used to calculate the pro forma net income per share. Please revise the description of the adjustment to enable a reader to understand how you determined the exchange ratio used similar to that presented on page 6.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See page 37.

21.	We note your pro forma adjustment eight on page 34 adjusted the number of shares used to calculate the pro forma stockholders’ equity per share. Please revise to describe in detail the items included in this calculation similar to the description in pro forma adjustment five.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See page 37.

Management

Transactions with Certain Related Persons, page 86

22.	We note your disclosure that loans to your executive officers and directors are made on substantially the same terms and conditions, including interest rate and collateral, as those of comparable loans to other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

RESPONSE: Except for consumer loans, loans to the Company’s executive officers and directors were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to American Federal Savings Bank. The disclosure has been revised in accordance with the Staff’s comment. See page 87.

Kathryn McHale, Esq.

Securities and Exchange Commission

January 29, 2010

Comparison of Stockholders’ Rights…, page 107

23.	You may not qualify this discussion by reference to the Delaware General Corporation Law. Revise to eliminate the qualification and indicate that all material differences and similarities are discussed.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See page 107.

Consolidated Financial Statements of Eagle Bancorp and Its Subsidiaries

Balance Sheet, page F-3

24.	Revise the balance sheet to indicate that your allowance for loan losses was $300,000 at June 30, 2008.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See page F-3.

Notes to Consolidated Financial Statements

Note 3: Securities, page F-15

25.	We note your disclosure on page F-18 that your corporate obligations securities had gross unrealized losses of $570,000 for 12 months or longer. In addition, we note your statement that you have the ability to hold these securities “until maturity, or for the foreseeable future.” Please tell us and disclose how you considered the guidance in ASC 320-10-35-33 or paragraphs 25 to 28 of FSP SFAS 115-2/124-2 in your determination that there was no other-than-temporary impairment of securities at the end of each of the periods presented.

RESPONSE: In evaluating debt securities for other-than-temporary impairment losses, management assesses whether the Company intends to sell or if it is more likely-than-not that it will be required to sell impaired debt securities. In so doing, management considers contractual constraints, liquidity, capital, asset / liability management and securities portfolio objectives. With respect to its impaired debt securities at September 30, 2009 and June 30, 2009 and 2008, management determined that it does not intend to sell and that there is no expected requirement to sell any of its impaired debt securities.

As of September 30, 2009 and June 30, 2009 and 2008, there were 45, 97 and 140 securities in an unrealized loss position and that were considered to be temporarily impaired and therefore an impairment charge has not been recorded. All of such temporarily impaired investments are debt securities.

Kathryn McHale, Esq.

Securities and Exchange Commission

January 29, 2010

At September 30, 2009, 18 U.S. Government and agency securities and municipal obligations have unrealized losses with aggregate depreciation of less than 1.1% from the Company’s amortized cost basis. These unrealized losses are principally due to rising interest rates. As such, the Company determined that none of such securities had other-than-temporary impairment.

At September 30, 2009, 21 mortgage backed and CMO securities have unrealized losses with aggregate depreciation of less than 0.4% from the Company’s cost basis. These unrealized losses are principally due to credit concerns and rising interest rates. Management considers available evidence to assess whether it is more likely-than-not that all amounts due would not be collected. In such assessment, management considers the severity and duration of the impairment, the credit ratings of the security, the overall deal and payment structure, including the Company’s position within the structure, the underlying obligor, the financial condition and the near term prospects of the issuer, delinquencies, defaults, loss severities, recoveries, prepayments, cumulative loss projections, discounted cash flows and fair value estimates.

At September 30, 2009, 5 corporate obligations have unrealized losses with aggregate depreciation of less than 2.6% from the Company’s cost basis. These unrealized losses are principally due to credit concerns with respect to the issuers as well as with the impact of rising interest rates. Management, in conjunction with its investment consultants, reviews the ability of the companies which issued the securities to meet payment terms. This evaluation includes a review of each company’s financial condition (including parent and subsidiary information), current reported developments regarding the companies in the financial press and publicly available filings or reports, and commentary from rating agencies. Management has concluded that the companies, as demonstrated by continued payment of interest and the rise in fair values subsequent to September 30, 2009, are not experiencing difficulties with a level of severity that would warrant the Company to consider the securities as other than temporarily impaired.

The disclosure on page F-19 has been revised to reflect the above information.

Quarterly Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 2. Investment Securities, page G-8

26.	We note that you did not have any credit related impairment during the quarter ended September 30, 2009. To provide your investors with a better understanding of your securities and the gross unrealized losses, please revise to include the disclosures required by ASC 320-10-50 or paragraphs 38 to 41 of FSP SFAS 115-2/124-2.

RESPONSE: The disclosure on page F-20 has been revised to include the requested disclosures.

Kathryn McHale, Esq.

Securities and Exchange Commission

January 29, 2010

Proxy Statement/Prospectus

General

27.	Please confirm that you intend to include financial statements in the proxy statement/prospectus.

RESPONSE: The Company confirms that it intends to include financial statements in the proxy statement/prospectus.

Exhibits

28.	We note that certain management contracts or compensatory plans are not included as exhibits to the registration statement. Please include them as exhibits and file them with your next amendment, or provide us with your basis for exclusion.

RESPONSE: Except for plans which are available to employees, officers or directors generally, we have filed all management contracts or compensatory plans that were not previously filed. In this regard, we added exhibits 10.8 to 10.19 to Amendment No. 1.

29.	We note that the exhibits to Exhibit 2 are not included. Please refile the Plan of Conversion and Reorganization in its entirety in your next amendment.

RESPONSE: The exhibits to the Plan of Conversion and Reorganization have been filed in their entirety in Amendment No. 1 in accordance with the Staff’s comment.

*  *  *  *  *

Thank you for your assistance regarding this matter. Please contact Ray Gustini at (202) 585-8725 or the undersigned at (202) 585-8303 with any further comments or questions you may have.

Sincerely,

/S/ LLOYD H. SPENCER

Lloyd H. Spencer

cc:	Mr. Peter J. Johnson

Raymond J. Gustini, Esq.

John J. Gorman, Esq.

Edward A. Quint, Esq.